Telemar Further Comments on its 2002 Guidance

Rio de Janeiro, March 6, 2002 -- In order to complement the information released this morning about the guidance given for 2002, the Management of Tele Norte Leste Participações S.A. (NYSE: TNE) informs that:

1) Dividends and Interest on Capital declared for 2001 should have a cash impact of about R$500mn.

2) As already informed, a portion of the negative EBITDA from PCS operations will be capitalized according to the project's implementation. The portion to be capitalized in this first year of operations, should range from R$200mn to R$300mn.

3) The financial carry over from 2001 to 2002 of approximately R$2.4bn should increase the Company's total consolidated net debt, but will generate equal reduction in Accounts Payable and Suppliers balances, therefore it should not increase the Company's total indebtedness.

This R$2.4bn includes: R$610mn from the second installment of the PCS license paid in February of 2002; R$225mn from PCS Capex anticipated in order to avoid an increase in fiscal taxes, and approximately R$1,575mn from financial carry over of 4Q01 capital expenditures.

The following amounts, released in the 4Q01 Press Release, compose the Company's consolidated indebtedness as of 12/31/2001 (in millions):

	Loans and Financing	=	R$ 8,937
(-)	Cash and Short Term Investments	=	R$ 1,234
=	**Consolidated Net Debt**	**=**	**R$ 7,703**
+	Suppliers and Other Accounts Payable	=	R$ 2,977
=	**Total**	**=**	**R$ 10,680**

The guidance of a maximum Net Debt increase of 30% in 2002, as described above, does not necessarily mean an increase in the Company's Total Indebtedness. Besides the above mentioned items, this guidance also takes into account the interest and other charges on the total debt, according to current market conditions and a maximum 2002 Capex of R$2.5bn.

In 2002 the Company will concentrate efforts on reducing its total indebtedness and recovering its Cash Flow. The Company will also explore more efficient financing alternatives in order to reduce the cost of its debt.

For more information, please visit the company's interactive Investor Relations website, at www.telemar.com.br/ir/.





therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

For more information, please contact:

TNE – INVESTOR RELATIONS

Roberto Terziani (terziani@telemar.com.br) 55 (21) 3131-1110

Carlos Lacerda (carlosl@telemar.com.br) 3131-1314

José Carlos dos Santos (jose.carlos@telemar.com.br) 3131-1315

Sara Lizi (sara.lizi@telemar.com.br) 3131-1313

invest@telemar.com.br **Fax:** 55 (21) 3131-1325

THOMSON FINANCIAL / CARSON

Rick Huber (richard.huber@tfn.com)

Mariana Crespo (mariana.crespo@tfn.com)

Tel: 1 212 701 1830 **Fax:** 1 212 509-5824